Exhibit 99.1

Color Star Technology Announces Change in Ticker Symbol

NEW YORK, Oct. 1, 2020 /PRNewswire/ -- Color Star Technology Co., Ltd. (formerly, Nasdaq CM: HHT) (the "Company", or "Color Star"), a company engaged in the businesses of providing online and offline paid knowledge services for the media, entertainment and culture industries globally, today announced that the Company's ordinary shares will commence trading on the NASDAQ Capital Market under the new ticker symbol "CSCW" (Nasdaq CM: CSCW), effective prior to the open of markets today. It represents the abbreviation of “Color Star Color World.” The changes reflect the Company's on-going efforts to transform itself into a brand-centric paid knowledge services platform with focuses on the music and live entertainment industries.

“Following the success of our Color World Online Concert in September, our recently launched Color World App has reached over 500,000 registered users - not a small feat for our team. As we continue to add new artists to our platform and introduce new features to our Color World App, including the planned launches of interactive live streaming and online store on October 15 and October 25, 2020, respectively, we are increasingly confident about the outlook for the Company and believe that we can move across the mark of 1,000,000 registered users by the end of the year,” Commented Luke Lu, Chairman and Chief Executive Officer of Color Star.

About Color Star Technology

Color Star Technology Co, Ltd. (Nasdaq CM: CSCW) offers online and offline paid knowledge services for media, entertainment and culture industries globally. Its business operations are conducted through its wholly-owned subsidiaries Color China Entertainment Ltd. and CACM Group NY, Inc. The Company's online education is provided through its Color World music and entertainment education platform. The Company also offers after-school entertainment tutoring in New York via its joint venture entity Baytao LLC. More information about the Company can be found at www.colorstarinternational.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as "may," "will," "intend," "should," "believe," "expect," "anticipate," "project," "estimate" or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company's statements regarding the proposed acquisition of FENT are forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company's goals and strategies; the Company's future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the educational and training services market in China and other countries where HHT conducts its business; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Tony Tian, CFA
Email: ttian@weitianco.com
Phone: +1-732-910-9692